[SPX Corporation Logo]
                                           SPX Corporation
                                           13515 Ballantyne Corporate Place
                                           Charlotte, NC 28277 USA
                                           Phone 704-752-4400
                                           Fax 704-752-4505
                                           Writer's Direct Dial: (704) 752-4485
                                           Writer's Fax: (704) 752-7412
                                           Email Address:  kevin.lilly@spx.com

January 23, 2006


Ms. Abby Adams
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
100 F Street, N.E.
U.S. Securities and Exchange Commission
Washington, D.C. 20549

          RE:   SPX CORPORATION (THE "COMPANY")
                SCHEDULE TO-I
                FILED JANUARY 6, 2006
                FILE NO. 5-16002

Dear Ms. Adams:

This letter responds to the Commission's comments contained in your letter dated January 19, 2006. For ease of review, we have repeated each comment in its entirety in the original numbered sequence. Our response follows each comment.

MATERIAL UNITED STATES TAX CONSIDERATIONS PAGE 9
------------------------------------------------

     1. PLEASE ELIMINATE THE STATEMENTS THAT THE DISCUSSION IS INCLUDED "FOR GENERAL INFORMATION ONLY" AND THAT "ALL DESCRIPTIONS OF TAX CONSIDERATIONS ARE FOR HOLDERS' GUIDANCE ONLY AND ARE NOT TAX ADVICE". ALSO, WHILE YOU MAY RECOMMEND THAT INVESTORS CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO TAX CONSEQUENCES THAT MAY VARY ON AN INDIVIDUAL BASIS, YOU MAY NOT TELL THEM THEY "SHOULD" THEM TO DO SO. ELIMINATE THIS LANGUAGE FROM PAGES (i) AND 10. THESE STATEMENTS SUGGEST THAT SECURITY HOLDERS MAY NOT RELY ON THE DESCRIPTION OF MATERIAL TAX CONSEQUENCES INCLUDED IN THE DOCUMENT.

     We note your comment and have revised the Company Notice in accordance with your comment. See pages i, 9 and 10.

ADDITIONAL INFORMATION, PAGE 11
-------------------------------

     2. PLEASE NOTE THAT THE COMMISSION HAS MOVED. THE SEC'S NEW ADDRESS IS 100 F STREET, NE, WASHINGTON, DC, 20549. ALSO NOTE THAT THE SEC'S REGIONAL OFFICES NO LONGER PROVIDE PUBLIC REFERENCE ROOMS.

     We note your comment and have revised the Company Notice in accordance with your comment. See page 11.

     3. SCHEDULE TO DOES NOT SPECIFICALLY ALLOW YOU TO FORWARD INCORPORATE DISCLOSURE IN SUBSEQUENTLY FILED DOCUMENTS. PLEASE REVISE THIS SECTION ACCORDINGLY AND CONFIRM THAT YOU WILL AMEND THE DOCUMENT TO INCORPORATE ANY SUBSEQUENTLY FILED REPORTS. REFER TO GENERAL INSTRUCTION F OF SCHEDULE TO AND RULES 13e-4(c)(3) AND 13e-4(e)(3), WHICH REQUIRE YOU TO AMEND THE SCHEDULE TO REFLECT A MATERIAL CHANGE IN THE INFORMATION PREVIOUSLY DISCLOSED.

     We note your comment and have revised the Company Notice in accordance with your comment. See page 11.

CLOSING COMMENTS
----------------

     WE URGE ALL PERSONS WHO ARE RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURE IN THE FILINGS REVIEWED BY THE STAFF TO BE CERTAIN THAT THEY HAVE PROVIDED ALL INFORMATION INVESTORS REQUIRE. SINCE THE COMPANY AND ITS MANAGEMENT ARE IN POSSESSION OF ALL FACTS RELATING TO A COMPANY'S DISCLOSURE, THEY ARE RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURES THEY HAVE MADE.

     IN CONNECTION WITH RESPONDING TO OUR COMMENTS, PLEASE PROVIDE, IN WRITING, A STATEMENT FROM THE COMPANY ACKNOWLEDGING THAT

     o THE COMPANY IS RESPONSIBLE FOR THE ADEQUACY AND ACCURACY OF THE DISCLOSURE IN THE FILINGS;
     o STAFF COMMENTS OR CHANGES TO DISCLOSURE IN RESPONSE TO STAFF COMMENTS IN THE FILINGS REVIEWED BY THE STAFF DO NOT FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO THE FILING; AND
     o THE COMPANY MAY NOT ASSERT STAFF COMMENTS AS A DEFENSE IN ANY PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.

     In response to your comment, we acknowledge that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
     o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kevin L. Lilly

Kevin L. Lilly
Vice President, Secretary and General Counsel

cc:  Patrick J. O'Leary - Executive Vice President, Treasurer and
       Chief Financial Officer
     Stuart H. Gelfond - Fried, Frank, Harris, Shriver & Jacobson LLP